Exhibit 99.2

SCHEDULE “A”

News Release

OLYMPUS ANNOUNCES FURTHER GOLD RESOURCE INCREASES

Toronto, June 24, 2010 - Olympus Pacific Minerals Inc. (“Olympus” or the “Company”) (TSX: OYM, ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) is pleased to announce an approximate 52% gold resource increase at its Bau Gold Project, Sarawak, Malaysia, with an approximate 16% gold resource increase at its Phuoc Son Gold Project in Central Vietnam.

New resource assessments, recently completed at the Bau and Phuoc Son projects, have resulted in updated total Reserves and Resources (including the Bong Mieu Gold Project), which bring the current resource total to 1,022,398M Oz Measured + Indicated and 2,651,758M Oz Inferred (not including JORC 1993 resources). Total reserves and resources are tabulated below:

RESERVES	Category	Tonnes (t)	Grade (g/t Au)	Gold (oz)
NI43-101/JORC	Proven	202,717	6.31	41,096
	Probable	913,832	5.82	170,977
	Total P&P	1,116,549	5.91	212,072

RESOURCES	Category	Tonnes (t)	Grade (g/t Au)	Gold (oz)
NI43-101/JORC	Measured	1,106,725	3.64	129,696
	Indicated	13,730,894	2.02	892,702
	Total M&I	14,837,619	2.14	1,022,398
	Inferred	41,525,063	1.99	2,651,758
JORC 1993	Measured	24,200	5.00	3,890
	Indicated	192,700	6.60	40,890
	Total M&I	216,900	6.42	44,780
	Inferred	1,220,000	8.00	313,792

In the above Table, Measured and Indicated Resources include Proven and Probable Reserves.

An additional but non-current mineral resource estimate (compiled in 1993) at the Bong Mieu underground mine in Central Vietnam is also shown because it is a valid resource that is material to the Company’s Bong Mieu Property. Readers should however be aware that this particular estimate was compiled in accordance with the 1989 version of the JORC code and that a qualified person has not yet re-classified it to comply with current versions of either JORC or NI43-101 codes. Since 2008, Olympus has mined a total of 78,110t @ 5.25 g/t Au for 13,196 oz of gold from exploration headings and trial stoping developments within the Bong Mieu underground mine. Most of this however was from zones external to the JORC 1989 resource boundaries. Ongoing exploration is being conducted from exploratory headings and underground drill drives and a current JORC/NI43-101 compliant estimate will be completed from this work as soon as practicable.

The present resource increase announcement derives from recent independent assessment of the Bau Gold Project (Malaysia), by Terra Mining Consultants and Stevens Associates (“TMCSA”) of New Zealand, and an in-house assessment of additional resources defined by 2008 drilling at the Company’s Phuoc Son Gold Project (Central Vietnam).

The Bau Gold Project was acquired by Olympus in late 2009 (see Olympus press release dated November 10, 2009). The TMCSA independent assessment was conducted during the first half of 2010, primarily to convert an earlier attributed 1.612Moz JORC 2004 compliant gold resource (in respect of the Jugan, Pejiru, Sirenggok, and BYG Tailings deposits) to NI 43-101 status, and to estimate additional resources within deposit extensions and adjacent mineralization zones. The current estimate (by block modeling, using Ordinary Kriging) is based on 1,911 drill holes. Drill samples assays were performed by “Mineral Assay and Services Co.,” Ltd. Bangkok Thailand. Except for the BYG tailings deposit, a 0.75 g/t Au lower grade cutoff was used throughout, whilst the uppercuts ranged from 6.47 g/t Au to 33.13 g/t Au depending upon the grade statistics of individual deposits. The BYG tailings estimate respectively utilized lower and upper cutoffs of 0.5 and 3.3 g/t Au. The overall resource increase is mainly within Indicated and Inferred categories. The updated Bau property gold resource is now as follows:

Bau Gold Property	Category	Tonnes (t)	Grade (g/t Au)	Gold (oz)
NI43-101/JORC	Measured	0	-	0
	Indicated	10,963,000	1.60	563,900
	Total M&I	10,963,000	1.60	563,900
	Inferred	35,808,000	1.64	1,888,500

The Bau resource comprises multiple deposits, all which remain open with potential for further expansion through continuing exploration. The deposits comprise several different mineralization styles and have to date been drilled only to shallow depth. Resource drilling to upgrade the bulk of the existing resource to measured and indicated categories and to test deeper and lateral extensions of mineralization will commence after completion of mine scoping studies. Recent exploration has also defined exciting new exploration targets; the drilling of which is scheduled to commence in the third quarter 2010.

The Phuoc Son Gold Project encompasses the company’s operating Phuoc Son gold mine, which commenced underground production from the South deposit in 2009.  The current resource estimate (by block modeling, using Ordinary Kriging) is based on 157 drill holes and includes additional mineralization extensions that had earlier been intersected by step-out drilling in 2008, around the periphery of the South and North deposits. Drill samples assays were performed by “Mineral Assay and Services Co.,” Ltd. Bangkok Thailand. Upper grade cutoffs of 100 g/t Au and 80 g/t Au were respectively applied to the South and North Deposits. No lower-cuts were applied. The updated Phuoc Son property gold resource is as follows:

Phuoc Son Gold Property	Category	Tonnes (t)	Grade (g/t Au)	Gold (oz)
NI43-101/JORC	Measured	133,065	9.81	41,969
	Indicated	515,909	10.15	168,343
	Total M&I	648,974	10.08	210,312
	Inferred	2,491,418	6.06	485,219

The above resource has been impaired by first quarter 2010 production of 10,446 ounces of gold from the South Deposit, but second quarter 2010 production figures were not available at time of writing. No mining has yet been conducted at the North Deposit, which is still under development.

The North and South deposit both occur within the Dak Sa shear zone, which has so far been drill-intersected over a strike length of 5km and remains open in both strike directions and down-dip. Further, step-out drilling is scheduled for the third quarter 2010.

Details of a US$6M, twelve-month exploration program, aimed at further increasing resources on these and two other core projects will be announced shortly.

The material in this announcement has been prepared under the supervision of Rod Murfitt, who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM) and a Competent Person, as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve" (the JORC Code) and Canadian Instrument 43-101.  Mr Murfitt consents to the inclusion in this report of the Information, in the form and context in which it appears.

The JORC 1989 Resource stated in this announcement was prepared by Mr John Baxter of Continental Management Pty Ltd, who is a member of the Australasian Institute of Mining and Metallurgy and a Competent Person, as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results. Mr Baxter consents to the inclusion of the estimate in the form and context in which it appears.

The resource figures for the Bau Gold Property have been prepared by Mr Graeme Fulton of Terra Mining Consultants Ltd and Mr Murray Stevens of Stevens and Associates, both of whom are members of the Australasian Institute of Mining and Metallurgy (AusIMM) and are Competent Persons, as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve" (the JORC Code) and Canadian Instrument 43-101.  Both Mr Fulton and Mr Stevens consent to the inclusion in this report of the Information that they have compiled in relation to the Bau Gold Property, in the form and context in which it appears.

The Technical Report on the Bau Gold Project in East Malaysia, authored by Terra Mining

Consultants/Stevens and Associates will be filed on www.sedar.com within 45 days of the date of this release.

Olympus is positioned to expand gold production in Southeast Asia from its core properties and has established a production time line that increases the Company’s annualized production to 85,000 ounces gold by early 2011 and a production pipeline capable of further expansion to some 300,000 oz by 2014. The diversified gold production Company expects to further expand its Reserve and Resource Estimates in East Malaysia and Vietnam through continued exploration in 2010.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton,

Vice-President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

info@olympuspacific.com
www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is the subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects;

shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.